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                                                                    Exhibit 12.1

      Calculation of Ratios of Earnings to Fixed Charges and Combined Fixed
                         Charges and Preferred Dividends
                         (In Thousands, Except Ratios)

                                          Six Months Ended
                                              June 30,                     Year Ended December 31,
                                         -----------------    ----------------------------------------------------
                                          2002      2001      2001        2000        1999       1998       1997
                                          ----      ----      ----        ----        ----       ----       ----
EARNINGS AVAILABLE FOR FIXED CHARGES:

     Net income (loss) ..............   $11,798   $49,929   $ 66,226   $ 38,566    $ (1,337)   $(6,860)   $(2,162)
     Less: Capitalized interest .....        --        --         --        (17)       (966)      (237)        --
     Add: Fixed charges .............       596       362        576        909       3,870        603         40
     Income tax provision ...........     6,636    28,085     37,252     20,858          --         --         --
                                        -------   -------   --------   --------    --------    -------    -------
EARNINGS AVAILABLE ..................   $19,030   $78,376   $104,054   $ 60,316    $  1,567    $(6,494)   $(2,122)
                                        =======   =======   ========   ========    ========    =======    =======

FIXED CHARGES:

     Interest expense ...............   $   449   $   258   $    381   $    748    $  2,805    $   279    $    --
     Capitalized interest ...........        --        --         --         17         966        237         --
     Rental expense representative of
       interest factor ..............       147       104        195        144          99         87         40
                                        -------   -------   --------   --------    --------    -------    -------
TOTAL FIXED CHARGES .................   $   596   $   362   $    576   $    909    $  3,870    $   603    $    40
                                        =======   =======   ========   ========    ========    =======    =======
Preferred dividends on a
       pre-tax basis ................   $    --   $    --   $     --   $     --    $  7,911    $ 7,094    $ 1,326
                                        -------   -------   --------   --------    --------    -------    -------
TOTAL FIXED CHARGES AND PREFERRED
   DIVIDENDS.........................   $   596   $   362   $    576   $    909    $ 11,781    $ 7,697    $ 1,366
                                        =======   =======   ========   ========    ========    =======    =======
RATIO OF EARNINGS TO FIXED CHARGES...     31.93    216.51     180.65      66.35          (1)        (1)        (1)
                                        =======   =======   ========   ========    ========    =======    =======


RATIO OF EARNINGS TO FIXED CHARGES
   AND PREFERRED DIVIDENDS ..........     31.93    216.51     180.65      66.35          (2)        (2)        (2)
                                        =======   =======   ========   ========    ========    =======    =======
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(1)  Earnings were inadequate to cover fixed charges by $2.3 million, $7.1 million and $2.2 million for the years ended December 31, 1999, 1998 and
     1997, respectively.

(2) Earnings were inadequate to cover fixed charges and preferred dividends by $10.2 million, $14.2 million and $3.5 million for the years ended December
     31, 1999, 1998 and 1997, respectively.